Kaufman & Canoles, P.C. Two James Center 1021 East Cary Street, Suite 1400 Richmond, VA 23219 Mailing Address Post Office Box 27828 Richmond, VA 23261 T (804) 771.5700 F (804) 771.5777 kaufCAN.com
Bradley A. Haneberg (804) 771.5790 bahaneberg@kaufcan.com

January 10, 2012

Michael McTiernan, Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

Mail Stop 3010

100 F Street, N.E.

Washington, D.C. 20549

Re:	Wheeler Real Estate Investment Trust, Inc. Pre-Effective Amendment No. 1 to Registration Statement on Form S-11 File No.: 333-177262

Dear Mr. McTiernan:

On behalf of Wheeler Real Estate Investment Trust, Inc. (the “Issuer”) and in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) dated November 8, 2011, we are writing to supply additional information and to indicate the changes that have been made in the enclosed Amendment No. 1 to the captioned registration statement (the “Registration Statement”). Factual information provided herein has been provided to us by the Issuer. Capitalized terms used herein shall have the meanings ascribed to them in the Registration Statement unless otherwise defined herein. We have also enclosed three redlined copies of the Registration Statement for your review.

General

1. Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

The Issuer acknowledges the Staff’s comment and has submitted copies in .jpg format of all graphics, maps, photographs, and related captions or other artwork that it intends to use in the prospectus. The Issuer will not include any such materials in any preliminary prospectus distributed to prospective investors prior to Staff’s review.

Disclosure Required by Internal Revenue Service Circular 230: This communication is not a tax opinion. To the extent it contains tax advice, it is not intended or written by the practitioner to be used, and it cannot be used by the taxpayer, for the purpose of avoiding tax penalties that may be imposed on the taxpayer by the Internal Revenue Service.

2. Please provide us with support for all quantitative and qualitative business and industry data used in the registration statement. For example, we note your disclosure and charts on pages 62-64. The requested information should be filed as EDGAR correspondence or, alternatively, should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Securities Act Rule 418 and that such material should be returned to the registrant upon completion of the staff review process.

The Issuer acknowledges the comment and has provided copies of the materials that provide the factual basis for all quantitative and qualitative business and industry data used in the Registration Statement. To aid the Staff in its review of the enclosed materials, the Issuer has attached and flagged pages from the Registration Statement and the pages of the sources to which they refer. Such information need not be returned to the Issuer upon completion of the Staff’s review.

Summary Risk Factors, page 3

3. Please revise your summary risk factors section to include the principal factors which make this particular offering risky. For example, please consider addressing risks related to your external management structure, the contribution transactions, your debt levels and your geographic concentration.

The Issuer acknowledges the comment and has revised the “Prospectus Summary – Summary Risk Factors” section of the Registration Statement to include the following risk factors:

•	We have no operating history as a REIT or a publicly traded company, nor established financing sources, and may not be able to successfully operate as a REIT or a publicly traded company.

•	Our portfolio is dependent upon regional and local economic conditions and is geographically concentrated in the Mid-Atlantic, Southeast and Southwest.

•	We expect to have approximately $28.5 million of indebtedness outstanding following this offering, which may expose us to the risk of default under our debt obligations.

•	Our success depends on key personnel and the loss of such key personnel could adversely affect our ability to manage our business or implement our growth strategies.

•	We may be unable to identify, acquire or operate properties successfully, which could harm our financial condition and ability to pay distributions.

•	Our Administrative Services Company will face conflicts of interest caused by its arrangements with us, which could result in actions that are not in the long-term best interests of our stockholders.

•	We may assume unknown liabilities in connection with our formation transactions, and any recourse against third parties may be limited.

•	Failure to qualify as a REIT would have significant adverse consequences to us and the value of our common stock.

Formation Transactions, page 5

4. Please provide us a copy of the Amscot/Monarch/Riversedge North contribution agreement.

The Issuer acknowledges the comment and has filed the form of contribution agreement to be used for the managing members of the Amscot/Monarch/Riversedge North properties as exhibit 10.10 to the Registration Statement. The Issuer has also filed the form of contribution agreement to be used for the non-managing members of such properties as exhibit 10.11.

5. Please disclose how you will account for the formation transactions. Please tell us whether any of the Ownership Entities will be accounted for at historical cost subsequent to the formation transactions, and if so, please tell us how you determined this was the appropriate accounting treatment. Additionally, please disclose how you will account for the contingent consideration to be paid for the Amscot Building, Monarch Bank and Riversedge North properties. Please refer to the applicable accounting literature you relied on in coming to this determination.

The Issuer acknowledges the comment and explains that the formation transactions will be accounted for at historical cost for all of the Ownership Entities as they are under common control as defined by ASC 810-10-15-8. In addition to the common control by Jon Wheeler, the managing member, whose agreement with each Ownership Entity does not include kick-out rights, it is currently anticipated that more than 50% of the members of each entity will agree to act together and approve the transaction. The contingent consideration related to the Amscot Building, Monarch Bank and Riversedge North properties will be estimated when the transaction is executed. The true-up, if any, for Operating Partnership Units ultimately issued would be a revision to the classification between non-controlling equity and equity. DF-1 Carrollton, LLC, the current owner of The Shoppes at Eagle Harbor, will be acquired for cash immediately following completion of the offering, using proceeds from the Offering. As this entity is also under common control, the property will be recorded at historical cost and any excess cash paid over the property’s net book value will be deemed a constructive dividend.

Our Structure, page 8

6. Please revise the diagrams to reflect the contractual relationship of the external manager and the fact that insiders and prior investors will own OP units.

The Issuer acknowledges the comment and has revised the corporate structure charts to reflect the contractual relationship of the external manager and the fact that insiders and prior investors will own OP units.

Use of Proceeds, page 39

7. We note that a substantial portion of the offering proceeds are not dedicated to any specified purpose, and thus the offering appears to be a blind pool offering. Please revise the registration statement to comply with applicable provisions of Industry Guide 5. Refer to Securities Act Release 33-6900.

The Issuer acknowledges the comment and notes that while Guide 5 by its terms applies only to real estate limited partnerships, the Issuer acknowledges that Securities Act Release No. 33-6900 (June 17, 1991) (“Release 33-6900”) provides that the requirements of Guide 5 “should be considered, as appropriate, in the preparation of registration statements for real estate investment trusts.” As described below, the Issuer has included in the Registration Statement the disclosure required by Guide 5 to the extent that it believes that Guide 5 is applicable, appropriate and would be helpful to potential investors, while avoiding disclosure that would be confusing or potentially misleading to investors. The Issuer believes that it has met the standard articulated in Release 33-6900 by providing “clear, comprehensible and complete information regarding the issuer, security offering transaction and the risks of the investment.”

The requirements of the following items of Guide 5, to the extent applicable, are contained in the Registration Statement:

•	Item 1. Cover Page. The Issuer believes that it has provided the relevant information called for by this item. See the cover page of the prospectus.

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Item 2. Suitability Standards. The Issuer believes that its disclosure as to the risks and uncertainties associated with an investment in the offering fully comply with federal securities laws, and, therefore, that the Registration Statement should not also include statements related to suitability standards.

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Item 3. Summary of the Partnership and Use of Proceeds. The Issuer believes that it has provided the relevant information called for by this item. See “Prospectus Summary” on page 1 and “Use of Proceeds” on page 39.

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Item 4. Compensation and Fees to the General Partner and Affiliates. The Issuer believes it has provided the relevant information called for by this item. See “Prospectus Summary – Structure and Formation of Our Company” on page 5; “Executive Compensation” on page 90; and “Certain Relationships and Related Transactions” on page 93.

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Item 5. Conflicts of Interest. The Issuer believes it has provided the relevant information called for by this item. See “Prospectus Summary – Conflicts of Interest” on page 10; “Risk Factors” on pages 23, 27 and 29; “Policies with Respect to Certain Activities – Conflict of Interest Policies” on page 99; and “Structure and Formation of Our Company” on page 102.

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Item 6. Fiduciary Responsibility of the General Partner. The Issuer believes it has provided the relevant information called for by this item. See “Policies with Respect to Certain Activities – Conflict of Interest Policies” on page 99; “Policies with Respect to Certain Activities – Interested Director and Officer Transactions” on page 101; and “Description of the Partnership Agreement of Wheeler Real Estate Investment Trust, L.P.” beginning on page 108.

•	Item 7. Risk Factors. The Issuer believes that it has provided the relevant information called for by this item. See “Risk Factors” beginning on page 14.

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Item 8. Prior Performance of the General Partner and Affiliates. The Issuer believes that it has provided the relevant information called for by this item to the extent applicable. Although not defined in Guide 5, in the Releases that accompanied the adoption of and revisions to, Guide 5, the SEC has discussed what it meant by the term “program” as used in Guide 5. In release No. 34-18161, for example, the SEC makes clear that a “program” is a three-phase investment fund or a syndication involving (i) an offering or organization phase in which “the sponsor (who also serves as promoter and, later, general partner) organizes and registers the offering”; (ii) a second “operational phase of the program [which] commences with the acquisition of properties”; and (iii) a third phase in which “depending on the investment objectives of the program, the program is ‘completed’ as the partnerships are liquidated and wound down.” Based on the foregoing definition, the Issuer believes that neither Mr. Wheeler nor any other member of the Issuer’s senior management or their affiliates, has been a sponsor of any such program in the last ten years. As such, the Issuer has not provided the prior performance discussion and tables referenced under this item.

•	Item 9. Management. The Issuer believes that it has provided the relevant information called for by this item. See “Management” on page 84.

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Item 10. Investment Objectives and Policies. The Issuer believes that it has provided the relevant information called for by this item. See “Prospectus Summary – Business and Growth Strategies” on page 2; “Business and Properties” beginning on page 66; and “Policies with Respect to Certain Activities” beginning on page 97.

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Item 11. Description of Real Estate Investments. The Issuer believes that it has provided the relevant information called for by this item. See “Risk Factors” beginning on page 14; “Use of Proceeds” on page 39; and “Business and Properties” beginning on page 66.

•	Item 12. Federal Taxes. The Issuer believes that it has provided the relevant information called for by this item. See “Federal Income Tax Considerations” on page 134.

•	Item 13. Glossary. The Issuer believes that it has provided the relevant information called for by this item. See “Glossary” on page 157.

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Item 14. Summary of Partnership Agreement. The Issuer believes that it has provided the relevant information called for by this item. See “Description of the Partnership Agreement of Wheeler Real Estate Investment Trust, L.P.” on page 108.

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Item 15. Reports to Limited Partners. The Issuer believes that it has provided the relevant information called for by this item. See “Policies with Respect to Certain Activities” beginning at page 97; and “Where You Can Find More Information” on page 156.

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Item 16. The Offering-Description of the Units. The Issuer believes that it has provided the relevant information called for by this item. See “Prospectus Summary” beginning on page 1; and “Description of Securities” on page 121.

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Item 17. Redemption, Repurchase and Right of Presentment Agreements. The Issuer believes that it has provided the relevant information called for by this item. See “Description of the Partnership Agreement of Wheeler Real Estate Investment Trust, L.P.” on page 108.

•	Item 18. Plan of Distribution. The Issuer believes that it has provided the relevant information called for by this item. See “Plan of Distribution” on page 153.

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Item 19. Summary of Promotional and Sales Material. Sales will be made pursuant to a preliminary prospectus contained in the Registration Statement and a final prospectus. The Issuer does not otherwise intend to use any “sales material” within the meaning of this item.

•	Item 20. Undertakings. The Issuer believes that it has provided the relevant information called for by this item. See “Undertakings” on page II-2.

8. Please revise your disclosure to include cash amounts to be paid to the Prior Owners.

The Issuer acknowledges the comment and has revised the disclosure in the Use of Proceeds section to include a bullet point referencing cash amounts to be paid to the Prior Investors. As the amount of cash that will be paid to prior investors who elect to receive cash instead of limited partnership units in exchange for their ownership interests in the Ownership Entities is not known at this time, the Issuer has left this amount blank for the time being and will fill in the amount by amendment as soon as such amount can be determined.

Distribution Policy, page 40

9. We note that you intend to disclose your estimated dividend payments. Please provide quantitative disclosure that demonstrates that you have a reasonable basis for your belief that you will have available cash flows sufficient to cover the estimated dividend.

The Issuer acknowledges the comment and has revised the Distribution Policy section of the Registration Statement to provide quantitative disclosure demonstrating that the Issuer has a reasonable basis to believe that available cash flows will be sufficient to cover the estimated dividend.

10. Please expand the discussion of the subordinated distribution to clarify whether this will be a contractual arrangement or if Mr. Wheeler will hold a special class of common units.

The Issuer acknowledges the comment and has revised its disclosure of the subordinated distribution to clarify that Mr. Wheeler will be contractually subordinated.

11. We note you indicate on page 35 that you may fund distributions out of the net proceeds of this offering. Please revise your disclosure in this section and on page 10 to affirmatively state that you may pay distributions out of the net proceeds of this offering.

The Issuer acknowledges the comment and has revised the disclosure in the Registration Statement and pages 10, 35, 39 and 40 to affirmatively state that the Issuer may fund distributions out of the net proceeds of this offering.

12. Please advise us why you have included a description of funds from operations in this section.

The Issuer acknowledges the comment and has removed the description of funds from operation from the “Distribution Policy” section.

Dilution, page 43

13. Please provide the relative contribution disclosure required by Item 506 of Regulation S-K, or advise us why you believe it is not necessary.

The Issuer acknowledges the comment and has revised the Registration Statement under the heading “Dilution,” to provide a comparative data table comparing the public contribution under this offering to the effective contribution of the Issuer’s existing stockholders.

14. Please advise us how the earn-out provision in the Amscot/Monarch/Riversedge North contribution agreement is reflected in the dilution disclosures.

The Issuer acknowledges the comment and has revised its disclosure under the Dilution heading to discuss the dilutive impact of the earn-out provision in the Amscot/Monarch/Riversedge North contribution agreements. The following paragraph has been added to the end of the Dilution section at page 44:

Additionally, the purchase prices paid for the Amscot Building, Monarch Bank and Riversedge North properties will be adjusted following the public release of our audited consolidated financial statements for the year ended December 31, 2012. Such adjustments will be calculated by applying the initial pricing methodology to such properties’ cash flows as used in preparing our audited consolidated financial statements for the year ended on December 31, 2012, subject to the adjustments approved by a majority of our independent directors. If the re-pricing produces a higher value for any such property, the Prior Investors in such property will receive an additional number of common units in our Operating Partnership that, when multiplied by the initial offering price for this offering, will equal the increase in value plus the value of any distributions that would have been made with respect to such common units if such common units had been issued at the time of the acquisition of such property.

Assuming the exchange of any such common units into common stock, purchasers of the common stock offered in this prospectus will experience additional dilution.

Management’s Discussion and Analysis of Financial Condition…, page 46

15. Please include the table of contractual obligations required by Item 303(a)(5), or advise us why you believe it is not required.

The Issuer acknowledges the comment, however it believes that Item 303(a)(5) is not applicable as the Issuer qualifies as a smaller reporting company. The Issuer refers to Item 303(d), which states in part, “A smaller reporting company is not required to provide the information required by paragraph (a)(5) of this Item.”

Overall Company Trends, page 47

16. Please expand your disclosure to discuss portfolio same store occupancy and rent psf trends.

The Issuer acknowledges the comment and while the Issuer does not track same store occupancy and rent psf trends at its properties, the Issuer has added the following disclosure to the end of the second paragraph under the heading “Overall Company Trends” at page 47:

During 2011, these requests have declined, signifying a stabilizing economic environment in our local markets. Additionally, downward pressure on rental rates appears to be lessening as the weighted average base rent per square foot for our nine properties increased from $11.64 at December 31, 2010 to $11.98 at September 30, 2011; occupancy increased from 89.6% to 89.9% during this same period.

17. We note your disclosure regarding your success in navigating the recent recession. For each of the properties mentioned, please provide us information on the percentage changes in same store NOI over the past three years. We may have further comment.

The Issuer acknowledges the comment and based on discussions with the Staff, the Issuer submits the following disclosure supplementary. Upon the Staff’s approval, the Issuer will add the disclosure below to the Registration Statement under the heading “Overall Company Trends.”

While the recent economic recession impacted the operating performance of several of our properties, we believe the overall mix of our portfolio provided some protection during the challenging economic environment. The Amscot Building, the Monarch Bank property and the Riversedge property are all single tenant facilities that were 100% leased during the recession at their originally contracted lease terms. The Lumber River Village shopping center continued producing strong operating results throughout the recession due to our ability to maintain 100% occupancy and avoid rent reductions. Perimeter Square’s operating performance also remained strong throughout the recession, primarily due to our ability to maintain 100% occupancy. While we completed construction of The Shoppes at Eagle Harbor center during the recession, the quality and location of this center allowed us to attract a strong tenant base and achieve 100% occupancy during the first three years of operation, despite the negative economic climate. Walnut Hill Plaza was a largely neglected property at the time we purchased it and, without our asset management and leasing efforts, this center could have been severely impacted by the recession. However, significant renovations to the center and improvements in our lease contracts with existing tenants have allowed us to mitigate the impact of the recession on this property and position the center for strong financial performance going forward. We purchased the Mandarin Crossing center during the second half of 2010 which has limited the impact of the recession on the property during our ownership. The property continues to generate positive cash flow for our company and we anticipate its operating performance improving going forward. Of our initial portfolio properties, The Shoppes at TJ Maxx was impacted the most during the recession with occupancy falling to its current 79% level, primarily due to a tenant vacating a 14,000 square foot space prior to the end of their lease term. Additionally, we issued a temporary rent reduction for one of the center’s tenants to help them navigate through the tough economic environment. This tenant was in the higher end home entertainment business which was impacted particularly hard during the economic downfall. While the center’s operating performance continues to improve, we believe its market location and the recent improvements we have made to the property increase the upside potential for this center going forward.

Results of Operations, page 54

18. Please expand your disclosure to provide an analysis on the relative contribution of changes in same store occupancy, base rent and percentage rent to overall changes in revenues.

The Issuer acknowledges the comment and notes that it does not track same store occupancy, base rent and percentage rent information on its properties. However, the Issuer has replaced the June 2011 and 2010 financial information with September 2011 and 2010 financial information and, in doing so, expanded its revenue discussion in the “Results of Operations” section.

Liquidity and Capital Resources, page 56

19. Please revise your discussion of Liquidity and Capital Resources in your next amendment to provide a more comprehensive discussion of your liquidity needs over the next 12 months. Additionally, please provide additional details about any conditions that must be met in order for you to extend the debt maturing in April 2012, and whether you are currently in compliance with those conditions.

The Issuer acknowledges the comment and has revised its discussion of Liquidity and Capital Resources in the Registration Statement to provide a more comprehensive discussion of its liquidity needs over the next 12 months. Additionally, as for the debt maturing in April 2012, the Issuer has determined since its initial filing that an extension option does not exist as was previously believed. The Issuer has adjusted the relevant disclosures in the registration statement to reflect this fact.

Description of Our Properties, page 65

20. Please confirm to us that annualized rent reflects the impact of tenant concessions.

The Issuer acknowledges the comment and notes that annualized rents in the portfolio table are based on contractual base rent amounts and, accordingly, do not reflect the impact of tenant concessions. Since contractual amounts approximate projected cash flows resulting from base rents, we believe this presentation provides investors with more useful information.

Outstanding Indebtedness, page 77

21. We note from your disclosure that you have not yet received consents from any of the lenders related to your assumption of the outstanding debt of the Ownership Entities. Please provide disclosure related to this in your discussion of Liquidity and Capital Resources, and additionally, disclose what the potential ramifications would be if you are not able to obtain consents from all of the lenders.

The Issuer acknowledges the comment and notes that it does not intend to request effectiveness of the Registration Statement until it has received the necessary lender consents related to assumption of the outstanding debt of the Ownership Entities. Therefore, the Issuer believes it is not necessary to discuss the possible ramifications that would result if the Issuer were unable to obtain such consents.

Proprietary Management and Leasing Strategy, page 78

22. Please provide a summary of your leasing activity for the last year, including the number and square footage of both new leases and renewed leases, the cost psf of tenant improvements and leasing commissions on new and renewed leases, and, with respect to renewed leases, the relationship between the new and old rent rate.

The Issuer acknowledges the comment and has added the following disclosure to the Registration Statement at page 79:

Recent Leasing Activity

We entered into three new leases within the subject properties between October 1, 2010 and September 30, 2011. It is important to note that five of the subject properties were at 100% occupancy during this time frame. The new leases comprised 8,455 SF with an average psf rate of $17.33. The commission on these new deals averaged $2.58 psf while tenant improvement costs averaged $3.28 psf. Renewals in the same period were comprised of 9 deals totaling 43,554 SF. There were no tenant improvement concessions offered for these deals and the commission rate psf equated to $1.28. The rates on negotiated renewals resulted in increases with the exception of four deals where the rent remained flat and one minor reduction for a 1,000 SF space. Exercised option rate adjustments ranged from a flat rate to an increase of $4.35 psf for the anchor at Walnut Hill.

Biographical Summaries of Directors and Executive Officers, page 83

23. We note you indicate that Steven M. Belote has been affiliates with and held various roles in many organizations, including the Eastern Shore of Virginia United Way, the Virginia Bankers Association, Maryland Financial Bank and Bay Beyond, Inc. (Blue Crab Bay Co.), among others. Please revise your disclosure to identify the positions and the dates during which Mr. Belote served in those positions for each organization identified.

The Issuer acknowledges the comment and has revised Mr. Belote’s biography to identify the positions and the dates during which Mr. Belote served in such positions for each organization identified. Mr. Belote’s revised biography states as follows:

Steven M. Belote, a Certified Public Accountant, has served as our Chief Financial Officer (CFO) since August 2011. After receiving a Bachelor’s of Science Degree in Accounting from Virginia Tech University, he spent seven years working in Washington, DC with BDO Seidman, LLP, a large international public accounting and consulting firm. In June 1995, he joined Shore Bank as their CFO, subsequently playing a significant role in taking the bank public in 1997. Mr. Belote served as CFO for the bank’s publicly-traded bank holding company, Shore Financial Corporation, until the company was purchased in June 2008. Mr. Belote continued as the bank’s CFO until becoming its president in June 2009; a role he held until December 2010. Mr. Belote has been affiliated with and held various roles in many organizations, including: the Melfa Rotary Club from 2006-2010, serving as the club’s president from 2008-2009; the Eastern Shore of Virginia Chamber of Commerce Board of Directors from 2004-2010, serving as treasurer from 2009-2010; the Eastern Shore of Virginia United Way from 2000-2008, serving as campaign chair during 2000 and serving on the board of directors from 2001-2008, including the role of president from 2004-2006; the Virginia Bankers Association CFO Committee from 1999-2009, serving as chair from 2003-2006; a member of the Maryland Financial Bank advisory board from 2005-present; and as a member of the Bay Beyond, Inc. (Blue Crab Bay Co.) advisory board from 1997 through 2005, among others.

Release of Guarantees, page 94

24. Please provide disclosure in the summary section about the release of Mr. Wheeler’s guarantees.

The Issuer acknowledges the comment and has provided additional disclosure in the summary section, discussing the release of Mr. Wheeler’s guarantees. The Issuer has added such disclosure by revising the paragraph under the heading “Prospectus Summary – Structure and Formation of Our Company – Benefits of the Formation Transactions to Related Parties,” to read as follows:

In connection with this offering and the formation transactions, Mr. Wheeler, our Chairman and President, and certain of our other directors and executive officers will receive material benefits. Mr. Wheeler and certain of his affiliates are guarantors of approximately $11 million of indebtedness, in the aggregate, that will be assumed by us upon completion of this offering. In connection with this assumption, we will seek to have Mr. Wheeler and his affiliates released from such guarantees and to have our Operating Partnership assume any such guarantee obligations as replacement guarantor. A full discussion of this and all other material benefits to be received by our executive officers and directors can be found in this prospectus under the heading “Certain Relationships and Related Transactions.”

Other Related Party Transactions, page 95

25. We note your disclosure about the loans made by Mr. Wheeler to the company that allowed the company to address LTV and principal curtailment requirements of a mortgage lender. In your MD&A section, please provide a discussion of the potential liquidity impacts of these types of provisions in your mortgages, the percentage of your mortgages that have these types of provisions and the frequency with which they have triggered capital requirements.

The Issuer acknowledges the comment and has added the following disclosure to the “Liquidity and Capital Resources” section, discussing the impact of any principal curtailment provisions in its mortgages and the related affect on liquidity:

The Shoppes at Eagle Harbor $250,000 principal curtailment requirement was unique to this particular loan in that we were converting from a construction loan to a permanent loan during one of the worse economical environments on record. The terms of the construction loan were agreed to before the real estate market collapse which significantly impacted cap rates, bank credit philosophies, financing availability and the overall commercial real estate market. Historically, principal curtailment requirements by lenders have been rare and when it has occurred, the amount was generally insignificant when compared to the total loan amount. Events that may trigger a principal curtailment include extending, renewing or refinancing loans, releasing collateral, significant changes to loan terms, loan assumptions and loan defaults. The loan agreements for our properties do not contain provisions that specify a principal curtailment amount due when certain events occur; however, any future events triggering such a requirement would affect cash flows.

Investment Policies, page 96

26. You disclose on page 29 that your board of directors may change your investment policies without stockholder approval. Please disclose how and when you will inform your stockholders of such alterations to your investment policies.

The Issuer acknowledges the comment and has added disclosure under the new caption Policies with Respect to Certain Activities – Change in Investment and Financing Objectives and Policies on page 99. The added disclosure states as follows:

Our investment policies and objectives and the methods of implementing our investment objectives and policies, except to the extent set forth in our charter, may be altered by our board of directors, without approval of our stockholders. If we change these policies during the offering period, we will disclose these changes in a prospectus supplement prior to the effective time of these changes. If we change these policies after the offering, we will inform our stockholders of the change within ten days after our board of directors alters our investment objectives and policies, by either a press release or notice of an “other event” on a Current Report on Form 8-K or another method deemed reasonable by our board of directors.

Principal Stockholders, page 118

27. Please identify, in a footnote to the table, any individuals who control the voting and dispositive powers of the shares held by Argosy Real Estate VI, LP.

The Issuer acknowledges the comment and has added a footnote to the Principal Stockholders table indicating that John P. Kirwin, Manager of Argosy Real Estate Partners VI, L.L.C., the general partner of Argosy Real Estate VI, L.P., controls the voting and dispositive power of the shares held by Argosy Real Estate VI, L.P.

Plan of Distribution, page 153

28. Please disclose any historical banking and commercial dealings between the underwriters and the company or its affiliates.

The Issuer acknowledges the comment and confirms that there have been no historical banking or commercial dealings between the placement agents and the Issuer or any of its affiliates.

Legal Matters, page 155

29. Please reference the tax opinion.

The Issuer acknowledges the comment and has revised the language under the heading “Legal Matters” at page 156 to state as follows:

Certain legal matters will be passed upon for us by Kaufman & Canoles, P.C. and for the placement agents by McCarter & English, LLP. Kaufman & Canoles, P.C. will pass upon the validity of the shares of common stock sold in this offering and certain other matters of Maryland law. In addition, the description of federal income tax consequences contained in the section of the prospectus entitled “Federal Income Tax Considerations” is based on the opinion of Kaufman & Canoles, P.C.

Index to Financial Statements, page F-1

30. Please tell us how you determined pro forma financial statements were not required for this transaction. Please refer to any accounting literature you relied upon.

The Issuer acknowledges the comment and upon further review, has determined that pro forma financial statements are required for this transaction. As such, the Issuer has included pro forma financial statements with the Registration Statement.

31. Please tell us how you determined it was appropriate to present combined financial statements for the Ownership Entities in lieu of separate financial statements. If these entities are under common control, please clarify whose control they are under. In addition, please tell us how control was determined prior to the formation transactions, referencing the appropriate accounting literature.

The Issuer considered §210.3A-02 of Regulation S-X in determining its consolidation policy and determined that the most meaningful presentation under the circumstances would be combined financial statements, particularly due to common control. Considering both the position of Mr. Wheeler as the managing member of the Ownership Entities and the agreement of the members to act together, as discussed in Item 5 above, guided the Issuer in its determination of the appropriate accounting.

32. Please revise your financial statements in your next amendment to provide comparable prior year financial statements for the six months ended June 30, 2011, or tell us why you believe these are not required.

The Issuer acknowledges the comment and has revised the Registration Statement to replace the financial statements for the six months ended June 30, 2011 with financial statements for the nine months ended September 30, 2011. The Issuer has also provided comparable prior year financial statements for the nine months ended September 30, 2010.

Organization and Basis of Presentation and Consolidation, page F-8

33. We note the disclosure that the entities are largely under common ownership. Please revise this disclosure to make it clear which entities are under common control and which are not and how these determinations were made.

The Issuer acknowledges the comment and has revised the referenced disclosure to clarify that all of the Ownership Entities are under common control. The Issuer did not intend to indicate that there were any limitations on the common control in its previous filing.

Investment Properties, page F-9

34. We note from your disclosure in Note 10 that over $1.3 million has been paid to the lender of the mortgage on The Shoppes at Eagle Harbor to satisfy loan-to-value and principal curtailment requirements. Please tell us what the current book value of this property is, and tell us how you determined it was not impaired as of June 30, 2011.

The Issuer acknowledges the comment and has revised the disclosure in Note 10 to clarify that the $1.3 million was advanced to the property by its Ownership Entity, DF-1 Carrollton, LLC, in which Mr. Wheeler is an investor. The advance primarily consisted of amounts required to cover construction costs in excess of what the lender provided in financing (in essence, the borrower’s down payment), and a subsequent $250,000 principal curtailment required by the lender upon converting the loan to permanent financing. The book value of this property as of September 30, 2011 was $4.84 million. We performed an impairment analysis on this property by analyzing projected future cash flows. Based on this analysis, we concluded the property was not impaired.

10. Related Party Transactions, page F-19

35. We note your disclosure that you consider the terms of the lease agreement with Wheeler Interests to be comparable to those received by other nonrelated third parties. We also note in your table on page 77 that the rent paid by Wheeler Interests, on a per square foot basis, significantly exceeds the average per square foot rent at any of your other significant tenants. Please tell us how you determined that the terms of this related party transaction are comparable to those received by other nonrelated third parties, and include any specific data used in arriving at that determination.

The Issuer acknowledges the comment and notes that the comparison of the rent paid by Wheeler Interests at Riversedge North to the rent paid by large tenants at the Issuer’s other properties is an ineffective comparison. The Wheeler Interests rent seems abnormally high when compared to other tenants because Riversedge North is office space, whereas all the other properties are retail space. The rent paid at Riversedge North cannot be effectively compared to the rent paid at the Issuer’s other properties. Nevertheless, the Issuer has removed the referenced sentence to avoid any future confusion.

10. Related Party Transactions, page F-19

36. You disclose that the amounts owed to related parties by The Shoppes at Eagle Harbor will be satisfied as a result of the transactions occurring in conjunction with the Offering. Please clarify how these amounts will be satisfied, and if any of the proceeds of the offering will be used to repay these amounts.

The Issuer acknowledges the comment and has revised the referenced disclosure to clarify that the amounts due The Shoppes at Eagle Harbor will be satisfied as part of the formation transactions using proceeds from the offering.

Undertakings, page II-2

37. Please include the undertakings required by Item 512(a) of Regulation S-K, or advise us why you believe they are not required.

The Issuer acknowledges the comment and has revised the Registration Statement at page II-2 to include the undertakings required by Item 512(a) of Regulation S-K.

Exhibit Index

38. We note you indicate that a number of your exhibits are to be filed by amendment. Please file all required exhibits as promptly as possible. If you are not in a position to file your legal and tax opinions with the next amendment, please file a draft copy on EDGAR as correspondence.

The Issuer acknowledges the comment and has filed as many exhibits as possible at this time. Draft copies of the legal and tax opinions are attached hereto.

39. We note the exhibit list includes “form of” agreements. Please advise us if you do not intend on filing final, executed agreements prior to effectiveness of the registration statement.

The Issuer has filed “form of” agreements merely to aid the Staff in its review process. The Issuer confirms that it will file final, executed agreements prior to the effectiveness of the registration statement.

The Issuer is eager to complete the registration process. Thank you in advance for your assistance in reviewing this response to the Registration Statement on Form S-11/A.

Should you have any questions with respect to the above responses, please contact me.

Sincerely,

/s/ Bradley A. Haneberg
Bradley A. Haneberg

Enclosures:

Form of Exhibit 5.1

Form of Exhibit 8.1

Kaufman & Canoles, P.C. Two James Center 1021 East Cary Street, Suite 1400 Richmond, VA 23219 Mailing Address Post Office Box 27828 Richmond, VA 23261 T (804) 771.5700 F (804) 771.5777 kaufCAN.com

                            , 2012

Wheeler Real Estate Investment Trust, Inc.

Riversedge North

2529 Virginia Beach Blvd., Suite 200

Virginia Beach, Virginia 23452

Re:	Registration Statement on Form S-11
Commission File No. 333-177262

Ladies and Gentlemen:

We have served as Maryland counsel to Wheeler Real Estate Investment Trust, Inc., a Maryland corporation (the “Company”), in connection with certain matters of Maryland law arising out of the registration of up to 3,400,000 shares (the “Shares”) of the Company’s common stock, $0.01 par value per share (the “Common Stock”), in an underwritten initial public offering of the Common Stock covered by the above-referenced Registration Statement, and all amendments thereto (collectively, the “Registration Statement”), filed by the Company with the United States Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”).

In connection with our representation of the Company, and as a basis for the opinion hereinafter set forth, we have examined originals, or copies certified or otherwise identified to our satisfaction, of the following documents (hereinafter collectively referred to as the “Documents”):

1. The Registration Statement and the prospectus included therein, in the form in which it was transmitted to the Commission under the Securities Act;

2. The charter of the Company (the “Charter”), certified by the State Department of Assessments and Taxation of Maryland (the “SDAT”);

3. The Bylaws of the Company, certified as of the date hereof by an officer of the Company;

4. A certificate of the SDAT as to the good standing of the Company, dated as of                     ;

Disclosure Required by Internal Revenue Service Circular 230: This communication is not a tax opinion. To the extent it contains tax advice, it is not intended or written by the practitioner to be used, and it cannot be used by the taxpayer, for the purpose of avoiding tax penalties that may be imposed on the taxpayer by the Internal Revenue Service.

Wheeler Real Estate Investment Trust, Inc.

                    , 2012

5. Resolutions adopted by the Board of Directors of the Company (the “Board”) or a duly authorized committee thereof relating to, among other matters, the registration and issuance of the Shares (the “Resolutions”), certified as of the date hereof by an officer of the Company;

6. A certificate executed by an officer of the Company, dated as of the date hereof; and

7. Such other documents and matters as we have deemed necessary or appropriate to express the opinion set forth below, subject to the assumptions, limitations and qualifications stated herein.

In expressing the opinion set forth below, we have assumed the following:

1. Each individual executing any of the Documents, whether on behalf of such individual or another person, is legally competent to do so.

2. Each individual executing any of the Documents on behalf of a party (other than the Company) is duly authorized to do so.

3. Each of the parties (other than the Company) executing any of the Documents has duly and validly executed and delivered each of the Documents to which such party is a signatory, and such party’s obligations set forth therein are legal, valid and binding and are enforceable in accordance with all stated terms.

4. All Documents submitted to us as originals are authentic. The form and content of all Documents submitted to us as unexecuted drafts do not differ in any respect relevant to this opinion from the form and content of such Documents as executed and delivered. All Documents submitted to us as certified or photostatic copies conform to the original documents. All signatures on all Documents are genuine. All public records reviewed or relied upon by us or on our behalf are true and complete. All representations, warranties, statements and information contained in the Documents are true and complete. There has been no oral or written modification of or amendment to any of the Documents, and there has been no waiver of any provision of any of the Documents, by action or omission of the parties or otherwise.

5. The Shares will not be issued or transferred in violation of any restriction or limitation contained in the Charter.

Based upon the foregoing, and subject to the assumptions, limitations and qualifications stated herein, it is our opinion that:

1. The Company is a corporation duly incorporated and existing under and by virtue of the laws of the State of Maryland and is in good standing with the SDAT.

2. The issuance of the Shares has been duly authorized and, when and if delivered against payment therefor in accordance with the Registration Statement, the Resolutions and any other resolutions adopted by the Board or a duly authorized committee thereof relating thereto, the Shares will be validly issued, fully paid and nonassessable.

Wheeler Real Estate Investment Trust, Inc.

                    , 2012

The foregoing opinion is limited to the laws of the State of Maryland and we do not express any opinion herein concerning any other law. We express no opinion as to compliance with any federal or state securities laws, including the securities laws of the State of Maryland, or as to federal or state laws regarding fraudulent transfers. To the extent that any matter as to which our opinion is expressed herein would be governed by the laws of any jurisdiction other than the State of Maryland, we do not express any opinion on such matter. The opinion expressed herein is subject to the effect of any judicial decision which may permit the introduction of parol evidence to modify the terms or the interpretation of agreements.

The opinion expressed herein is limited to the matters specifically set forth herein and no other opinion shall be inferred beyond the matters expressly stated. We assume no obligation to supplement this opinion if any applicable law changes after the date hereof or if we become aware of any fact that might change the opinion expressed herein after the date hereof.

This opinion is being furnished to you for submission to the Commission as an exhibit to the Registration Statement. We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the use of the name of our firm therein. In giving this consent, we do not admit that we are within the category of persons whose consent is required by Section 7 of the Securities Act.

Very truly yours,

Kaufman & Canoles, P.C.

Kaufman & Canoles, P.C. Two James Center 1021 East Cary Street, Suite 1400 Richmond, VA 23219 Mailing Address Post Office Box 27828 Richmond, VA 23261 T (804) 771.5700 F (804) 771.5777 kaufCAN.com

                        , 2012

Wheeler Real Estate Investment Trust, Inc.

Riversedge North

2529 Virginia Beach Blvd., Suite 200

Virginia Beach, Virginia 23452

Re:	Registration Statement on Form S-11
Commission File No. 333-177262

Ladies and Gentlemen:

We have served as counsel to Wheeler Real Estate Investment Trust, Inc., a Maryland corporation (the “Company”), in connection with the registration of up to 3,400,000 shares (the “Shares”) of the Company’s common stock, $0.01 par value per share (the “Common Stock”), in an underwritten initial public offering of the Common Stock covered by the above-referenced Registration Statement, and all amendments thereto (collectively, the “Registration Statement”), filed by the Company with the United States Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”).

You have requested our opinion regarding whether the Company’s organization and contemplated method of operations are such as to enable it to qualify as a real estate investment trust (“REIT”) pursuant to sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the “Code”), for its              taxable year and subsequent taxable years.1

In connection with our representation of the Company, and as a basis for the opinion hereinafter set forth, we have examined originals, or copies certified or otherwise identified to our satisfaction, of the following documents (hereinafter collectively referred to as the “Documents”):

1. The Registration Statement and the prospectus included therein, in the form in which it was transmitted to the Commission under the Securities Act;

2. The charter of the Company (the “Charter”), certified by the State Department of Assessments and Taxation of Maryland (the “SDAT”);

[1]	Unless otherwise stated, all section references herein are to the Code.

Disclosure Required by Internal Revenue Service Circular 230: This communication is not a tax opinion. To the extent it contains tax advice, it is not intended or written by the practitioner to be used, and it cannot be used by the taxpayer, for the purpose of avoiding tax penalties that may be imposed on the taxpayer by the Internal Revenue Service.

Wheeler Real Estate Investment Trust, Inc.

                    , 2012

3. The bylaws of the Company, certified as of the date hereof by an officer of the Company;

4. A certificate of the SDAT as to the good standing of the Company, dated as of                                 ;

5. Resolutions adopted by the Board of Directors of the Company (the “Board”) or a duly authorized committee thereof relating to, among other matters, the registration and issuance of the Shares (the “Resolutions”), certified as of the date hereof by an officer of the Company;

6. A certificate executed by an officer of the Company, dated as of the date hereof; and

7. Such other documents and matters as we have deemed necessary or appropriate to express the opinion set forth below, subject to the assumptions, limitations and qualifications stated herein.

In expressing the opinion set forth below, we have assumed the following:

1. Each individual executing any of the Documents, whether on behalf of such individual or another person, is legally competent to do so.

2. Each individual executing any of the Documents on behalf of a party (other than the Company) is duly authorized to do so.

3. Each of the parties (other than the Company) executing any of the Documents has duly and validly executed and delivered each of the Documents to which such party is a signatory, and such party’s obligations set forth therein are legal, valid and binding and are enforceable in accordance with all stated terms.

4. All Documents submitted to us as originals are authentic. The form and content of all Documents submitted to us as unexecuted drafts do not differ in any respect relevant to this opinion from the form and content of such Documents as executed and delivered. All Documents submitted to us as certified or photostatic copies conform to the original documents. All signatures on all Documents are genuine. All public records reviewed or relied upon by us or on our behalf are true and complete. All representations, warranties, statements and information contained in the Documents are true and complete. There has been no oral or written modification of or amendment to any of the Documents, and there has been no waiver of any provision of any of the Documents, by action or omission of the parties or otherwise.

5. The Shares will not be issued or transferred in violation of any restriction or limitation contained in the Charter.

We have further assumed that during the Company’s              taxable year and subsequent taxable years, the Company will conduct its affairs in a manner that will make the representations set forth below true for such years; and that the Company will not make any amendments to its organizational documents after the date of this opinion that would affect the Company’s qualification as a REIT for any taxable year.

Wheeler Real Estate Investment Trust, Inc.

                    , 2012

The opinion set forth herein is premised on and conditioned on certain representations made by an officer of the Company as to relevant factual matters and covenants as to future operations dated as of the date hereof (the “Officer’s Certificate”). Further the opinion is based on the assumption that the Company will meet certain asset, income and distribution requirements applicable to REITs, and that if the Company were ultimately found not to have met the REIT distribution requirements for any taxable year, such failure was due to reasonable cause and not due to willful neglect. In addition, for the purposes of rendering this opinion, we have not made an independent investigation or reached independent conclusions as to the assumptions that we have made or of the facts set forth in any of the aforementioned documents, including, without limitation, the Registration Statement and the Officer’s Certificate.

Based upon the foregoing and the representations set forth above, and subject to the assumptions, limitations and qualifications stated herein, it is our opinion that:

1. the Company’s organization and proposed method of operation are such that (i) commencing with its taxable year ending December 31,             , the Company will qualify as a REIT, and (ii) they will enable the Company to continue to qualify as a REIT for its subsequent taxable years; and

2. the statements set forth in the Registration Statement under the caption “Federal Income Tax Considerations,” insofar as they purport to describe or summarize United States federal income tax law and regulations, constitute accurate descriptions or summaries in all material respects.

The ability of the Company to qualify as a REIT for will depend on future events, some of which are not within the control of the Company. Additionally, it is not possible to predict whether the statements, representations, warranties or assumptions on which we have relied to issue this opinion will continue to be accurate in the future. We will not review the Company’s compliance with the Documents or assumptions, or the representations set forth above. Accordingly, no assurance can be given that the actual results of the Company’s operations for any given taxable year will satisfy the requirements for qualification and taxation as a REIT.

The foregoing opinion is based on current provisions of the Code and Treasury Regulations promulgated thereunder, published administrative interpretations thereof, and published court decisions, any of which may be changed at any time, possibly with retroactive effect (collectively “Law”). The Internal Revenue Service has not yet issued Regulations or administrative interpretations with respect to various provisions of the Code relating to REIT qualification. No assurance can be given that the Law will not change in a way that will prevent the Company from qualifying as a REIT or that the Internal Revenue Service will not disagree with this opinion.

This opinion is limited to the federal tax laws of the United States of America and is expressed as of the date hereof. The opinion expressed herein is limited to the matters specifically set forth herein and no other opinion shall be inferred beyond the matters expressly stated. This opinion is further limited in that it does not purport to opine on the federal income tax consequences that may result to the extent that any of the representations or assumptions contained in this opinion are not true or there has been an adverse change in the Law. We assume no obligation to supplement this opinion if any applicable law changes after the date hereof or if we become aware of any fact that might change the opinion expressed herein after the date hereof.

Wheeler Real Estate Investment Trust, Inc.

                    , 2012

This opinion represents our best legal judgment, but it has no binding effect or official status of any kind, and no assurance can be given that contrary positions may not be taken by the Internal Revenue Service or a court considering the issues. This opinion letter is solely for the information and use of the addressee and may not be relied upon, quoted, or otherwise used for any purpose by any other person without our express prior written consent.

This opinion is being furnished to you for submission to the Commission as an exhibit to the Registration Statement. We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the use of the name of our firm therein. In giving this consent, we do not admit that we are within the category of persons whose consent is required by Section 7 of the Securities Act.

Very truly yours,

Kaufman & Canoles, P.C.